03011833

ITED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **CLAYTON, LOWELL & CONGER, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1872 BALLINA ROAD
(No. and Street)

CAZENOVIA	**NEW YORK**	**13035**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. LEIGH GARBER, PRESIDENT **(315) 655-9871**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last , first, middle name)

135 DEWITT STREET	**SYRACUSE**	**NEW YORK**	**13203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Leigh Garber, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton, Lowell & Conger, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

'03

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SPIC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLAYTON, LOWELL & CONGER, INC.

SYRACUSE, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
315-474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Clayton, Lowell & Conger, Inc.
Cazenovia, New York

We have audited the accompanying statement of financial condition of Clayton, Lowell & Conger, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Clayton, Lowell & Conger, Inc. as of December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
February 18, 2003

CLAYTON, LOWELL & CONGER, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents (Note 1)	$ 222,501
Deposits with clearing organization	50,264
Receivable for broker-dealer and clearing organization (Note 2)	16,380
Securities owned:	
Marketable - at market value (Notes 1 and 3)	1,928
Not readily marketable - at estimated fair value	11,280
Property and equipment - net (Notes 1 and 4)	66,960
Other assets	92,781
Total assets	$ 462,094

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 11,084
Accrued expenses	40,013
Accrued income taxes (Notes 1 and 6)	18,002
Deferred income taxes (Notes 1 and 6)	2,640
Total liabilities	71,739
Stockholder's equity	390,355
Total liabilities and stockholder's equity	$ 462,094

A copy of the Statement of Financial Condition of the December 31, 2002 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at Cazenovia, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of this financial statement

CLAYTON, LOWELL & CONGER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Clayton, Lowell & Conger, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) as an introducing broker. The Company's transactions are cleared on a fully disclosed basis with a correspondent clearing broker. The Company is engaged principally in the trading and brokerage of bonds.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Note 1. Summary of Significant Accounting Policies (continued)

Marketable Securities

Marketable securities in the Company's investment account (available for sale) are valued at market value, fair value or bid price, whichever is most clearly determinable for financial statement purposes. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income. The aggregate value of marketable securities presented is below their costs by approximately $15,576.

Not Readily Marketable Securities

Not readily marketable securities consist of 870 NASDAQ stock warrants. These warrants are exercisable between June 26, 2002 and June 27, 2003. At December 31, 2002, they are stated at cost, which approximates fair value.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives are as follows:

Office equipment	5 - 7 years
Leasehold improvements	10 years

Income Taxes

The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Commission Income

Trading commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

CLAYTON, LOWELL & CONGER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 2. Accounts Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2002.

Note 3. Marketable Securities

Cost and fair value of marketable securities at December 31, 2002 are as follows:

	Cost	Gross Unrealized Losses	Market Value
Available for sale equity securities	$ 17,504	$ 15,576	$ 1,928

Note 4. Property and Equipment - Net

A schedule of property and equipment at December 31, 2002 is as follows:

Office equipment	$ 57,221
Leasehold improvements	69,977
Total	127,198
Accumulated depreciation	(60,238)
Property and equipment - net	$ 66,960

Depreciation expense was $14,055 for the year ended December 31, 2002.

Note 5. Commitments

The Company has an obligation under an office space lease with its President. The lease is on a month-to-month basis. As of December 31, 2002, lease payments were $3,000 per month, with the Company paying utilities and property taxes.

CLAYTON, LOWELL & CONGER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 6. Income Taxes

A summary of the Company's tax provision at December 31, 2002 is as follows:

Federal:	
Current	$ 8,261
Deferred	11,500
Total federal	19,761
State:	
Current	4,301
Deferred	3,660
Total state	7,961
Totals	$ 27,722

Taxes - Deferred

SFAS-109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the accounting standard requires the recognition of future tax benefits, such as net operating loss carryforwards and investment tax credits to the extent that realization of such benefits is more likely than not.

The tax effects of the temporary differences and carryforwards that give rise to the cumulative adjustment and deferred taxes for the year ended December 31, 2002 is as follows and is calculated at a 31.0% effective tax rate:

Deferred tax assets:	
Marketable securities - unrealized losses	$ (4,830)
Deferred tax liabilities:	
Depreciation - tax over book	7,470
Net deferred tax liability	$ 2,640